[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP]

        September 19, 2006

VIA EDGAR AND COURIER
Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Douglas Emmett, Inc.
  Registration Statement on Form S-11
  Registration No. 333-135082

Dear Ms. Wolff:

        On behalf of Douglas Emmett, Inc. ("Douglas Emmett"), in connection with the proposed initial public offering of Douglas Emmett's common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "SEC"), Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-135082) (the "Registration Statement"), including exhibits, for filing under the Securities Act of 1933, as amended (the "Securities Act"), which we have marked to show changes from Douglas Emmett's Amendment No. 1 to the Registration Statement, filed on August 4, 2006, together with our letter of the same date responding to the Staff's comments of July 14, 2006 (the "Prior Letter").

        The changes reflected in Amendment No. 2 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff's comment letter dated August 17, 2006, as well as other updates.

        Set forth below are Douglas Emmett's responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 2. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to "we," "us" and "our" are to Douglas Emmett.

        As set forth in the Prior Letter in response to Staff comment no. 52, we have supplementally provided to the Staff a copy of the form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP that we expect to file as exhibit 8.1 to the Registration Statement. We have also supplementally provided to the Staff a copy of the form of opinion of Venable LLP that we expect to file as exhibit 5.1 to the Registration Statement.

General

1.
We note your response to prior comment 1. It appears that your formation transactions provide contributors with relative interests in your company (through the issuance of REIT shares or convertible OP units). However, the precise number of units or shares to be issued to contributors (and thus the percentage interest in the company to be retained by the contributors) will not be determined until the time the offering is priced. In addition, the value of the contributors interest also has not been fixed, other than to provide that it shall not be less than $1 billion. Because you have not sufficiently fixed a material term of the private placement, it appears that the formation transactions were not completed before you filed the registration statement. Accordingly, you may not rely on Rule 152 to avoid integration. Please provide us with an alternative analysis explaining why the formation transactions should not be integrated with this offering. If integration is warranted, please tell us why the transactions do not constitute a roll-up within the meaning of Item 901 of Regulation S-K. In addition, please provide us with your analysis of any contingent liability that may arise as a result of integration.

  We are in the process of responding to this comment.

2.
We note your response to prior comment 53. Please provide us with a copy of the underwriting agreement prior to filing it as an exhibit to this registration statement.

  We confirm that we will supplementally provide the Staff with a copy of the negotiated form of the underwriting agreement prior to filing it as an exhibit to the Registration Statement.

Summary, page 1

Structure and Formation of Our Company, page 8

3.
We note your response to prior comment 7. Please disclose on page 9 when the payments will be made by your predecessors, the form of payment, and how much you expect to receive.

  We have revised the disclosure as requested. Please see page 9.

Conflicts of Interest, page 15

4.
Please discuss conflicts related to the control your predecessors exercised over the formation transactions and the lack of third-party appraisals of the properties to be acquired.

  We have revised the disclosure as requested. Please see pages 15-16.

Dividend Policy, page 45

5.
Please disclose what part of the initial distribution you expect to represent a return of capital.

  We have revised the disclosure as requested. Please see page 46.

MD&A, page 56

Historical Investment Performance..., page 61

6.
Please tell us how IRR accounts for distributions in excess of distributable cash, if at all. Also, in note (4), please explain why certain payments were excluded from net distributions to the general partner.

  We have revised the disclosure as requested and added a definition of IRR and how it is calculated. Please see page 62. The definition clarifies that IRR is calculated by reference to all cash inflows and all cash outflows and follows the conservative approach of excluding property management, leasing and construction fees from the calculation.

Liquidity and Capital Resources, page 76

7.
We note your response to prior comment 33. Please revise to quantify the amounts of debt incurred in each period to fund excess distributions and indicate whether this debt is still outstanding.

  We have revised the disclosure as requested. Please see page 77.

Douglas Emmett, Inc. and Subsidiaries

Pro Forma Consolidated Financial Statements, page F-4

1.
Within the second full paragraph on page F-4, you refer to $66.0 million in contributions to DERA by the predecessor principals. We note that the DERA financial statements disclose contributions of $60 million. Please reconcile these two amounts or otherwise advise us, as appropriate.

  We have revised the disclosure to correct the amount on page F-4, which should have referred to a $60.0 million contribution. Please see page F-4.

Adjustments to the Pro Forma Consolidated Balance Sheet

2.
We note your response to prior comment 56 and your conclusion that where there is no change in ownership as a result of an exchange transaction (and therefore no economic substance to the transaction) that historical cost accounting treatment is appropriate. Please expand your disclosure in Note E to indicate why you believe the acquisition of DECO and PLE by DERA lacks economic substance and indicate that this is why you are accounting for these acquisitions at historical cost. In addition, please tell us how you concluded that some of the transactions could be treated as nonsubstantive when there is not mirrored ownership for all combining entities.

  DECO and PLE were accounted for at historical cost in our Pro Forma Consolidated Financial Statements in prior filings because we considered the guidance in FTB 85-5, which provides that, in an exchange of shares between entities where ownership interests in the net assets do not change before and after the transaction, such exchange lacks economic substance and should be accounted for at historical cost. As we noted in the Prior Letter, the ownership percentages do not change immediately after the acquisition of each of DECO and PLE by DERA. However, when the transactions are viewed together with the other formation transactions as a whole (i.e., DERA's acquisition of DECO, PLE, the institutional funds, the investment funds and the single-asset entities), the ownership interests in the acquired net assets before and after the transactions do change. Therefore, we have concluded that the guidance of SFAS 141 and EITF 02-5, rather than FTB 85-5, should apply to DERA's acquisition of the interests in DECO and PLE.

  Further to the discussion in the Prior Letter, we have concluded that the guidance of SFAS 141 and EITF 02-5 should also apply to DERA's acquisition of interests in the institutional funds, the investment funds and the single-asset entities.

  As a result of the foregoing, we have revised our pro forma presentation as follows. We have recorded the acquisition of interests in each pre-formation entity that were directly owned by DERA at historical cost, as DERA is the accounting acquirer. For all interests other than those directly owned by DERA, we have accounted for the acquisition of those interests as an acquisition under the purchase method of accounting and recorded such acquisitions at the estimated fair value of acquired assets and assumed liabilities.

3.
We note your response to prior comment 56. Please amend your pro-forma financial statements and the notes thereto, accordingly, to apply the guidance under SFAS 141 and EITF 02-5 to all acquired non-controlling interests regardless of whether they are affiliates if that is the appropriate accounting. Specifically identify the acquisition interest(s) which you have accounted for as a reorganization of entities under common control in Note B on page F-9. Please revise note D, as appropriate, as indicated in your response to prior comment 56.

  We have revised the disclosure as requested. Please see pages F-4 to F-12, as well as our response to comment no. 2 above.

Adjustments to the Pro Forma Consolidated Statements of Operations

4.
We note your response to prior comment 58 but still require further clarification. Please supplementally explain to us why the amounts of the Pro Forma adjustments in Note (BB) for the six-month period ended June 30, 2006 don't represent approximately one-half of the amounts of the adjustments made to the full year ended December 31, 2005. For example, we note the adjustment to depreciation expense was $81,785,000 for the year ended December 31, 2005. Why is the adjustment for the six-month period ended June 30, 2006 only $32,407,000 when we would have anticipated that it would have been approximately one-half of the annual amount?

  Our multifamily leases generally have lease periods of one year or less. Depreciation and amortization for the year ended December 31, 2005 includes amortization of in-place lease values related to our multifamily properties which amortize over a period of less than one year. As a result, this amortization is not included in depreciation and amortization for the six months ended June 30, 2006. We have revised Note (BB) to clarify. Please see page F-17.

5.
With respect to Note (EE) and the March 2006 acquisition of the Villas at Royal Kunia, please explain why the adjustment for depreciation expense for the six months ended June 30, 2006 is only $526,000 when the annual adjustment for the year ended December 31, 2005 was $5,021,000.

  As noted in our response to comment no. 4 above, our multifamily leases generally have lease periods of one year or less. Depreciation and amortization for the year ended December 31, 2005 includes amortization of in-place lease values related to our multifamily properties which amortize over a period of less than one year. As a result, this amortization is not included in depreciation and amortization for the six months ended June 30, 2006. In addition, results for the six months ended June 30, 2006 include depreciation expense and amortization for the Villas at Royal Kunia for the period subsequent to its acquisition on March 1, 2006. As a result, the pro forma adjustment for this period only includes depreciation and amortization for the period from January 1, 2006 to March 1, 2006. We have revised Note (EE) to clarify. Please see pages F-19 to F-20.

        Please contact me at (213) 687-5234 or Jennifer Bensch at (212) 735-2950 should you require further information.

Very truly yours,
/s/ GREGG A. NOEL
Gregg A. Noel
cc:
Securities and Exchange Commission
Steve Jacobs
Howard Efron